Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	March 30 2012	Apr 1 2011
Basic:
Average shares outstanding	20,370,000	20,356,000

Net Income	$6,118,000	$11,818,000
Per share amount	$0.30	$0.58

Diluted:
Average shares outstanding	20,370,000	20,356,000
Dilutive stock securities based on the treasury stock method using average market price	337,000	440,000

Totals	20,707,000	20,796,000

Net Income	$6,118,000	$11,818,000
Per share amount	$0.30	$0.57